FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X

JPMORGAN CHASE BANK
(Exact name of trustee as specified in its charter)

A New York Banking Corporation	13-4994650
(State of incorporation if not a U.S. national	(I.R.S. employer
bank)	identification number)

270 Park Avenue
New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid
General Counsel
270 Park Avenue
New York, New York 10017
Tel: (212) 270-2611
(Name, address and telephone number of agent for service)

VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2003-2 (Each trust that issues notes under the related prospectus and prospectus supplement) (Exact name of obligor as specified in its charter)

DELAWARE		43-6903059
(State or other jurisdiction of		(I.R.S. employer
incorporation or organization)		identification number)

c/o	The Bank of New York (Delaware)
P.O. Box 6873
White Clay Center
Route 273
	Newark, Delaware	19714
	(Address of principal executive offices)	(Zip Code)

Asset-Backed Notes
(Title of the indenture securities)

GENERAL
SIGNATURE
Exhibit 7

GENERAL

Item 1. General Information.

     Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-73746 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

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4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-73746, which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation, was renamed JPMorgan Chase Bank.

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority attached as Exhibit 7.

8. Not applicable.

9. Not applicable.

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SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 5th day of September, 2003.

JPMORGAN CHASE BANK

By: :	/s/ WEN WANG

Wen Wang
Assistant Vice President

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